IKI MARKETPLACE

Business Plan

KIOWA ALUMNO

Delaware St

DISCLAIMER

Some of the statements contained in this Business Plan includes information incorporated by reference, discuss future expectations, and projected financial success gathered by the management, which is believed to be ultimately significant. Those statements are subjected to unknown risks, uncertainties, and other unforeseen factors, which could be beyond management control.

Important factors that may cause the actual results to differ from those expressed within may include, but are not limited to:

- ❖ The success or failure of the Company's effort to successfully market its services as scheduled.

- ❖ The Company's ability to maintain a substantial level of returned customers and a growing referral base.

- ❖ The effect of changing legislation and government regulation.

However, the assumptions disclosed herein are those that management believes are significant to the growth of the Company.

TABLE OF CONTENT

1.0 EXECUTIVE SUMMARY

The rule of thumb in choosing a business to launch is to look out for a business whose products or services are needed in our everyday life. Starting a retail e-commerce Company can come in handy if you have the business exposure and financial requirements.

IKI MARKETPLACE is a standard retail e-commerce company that sells children's clothing, gifts, and toys; our products are hand-selected as it matches our aesthetic & quality. We provide markets with hand-selected products and contemporary children's clothing made from high-quality materials at affordable prices. **IKI MARKETPLACE** is a sustainable children's lifestyle brand. We are a family-run studio that believes children deserve good design and a better world. We've been combining playful modernism with ethical production and simple, intuitive designs inspired by our kids, and by evolving needs of 21st-century families, our products are made to be loved hard and handed down. We offer e-commerce that consists of the distribution, buying, selling, and marketing of our products. We aim to be a one-stop shop for consumers who need our products around the United States, and hopefully globally one day.

Online retail or online shopping refers to a form of electronic commerce where consumers directly buy goods or services from a seller via the Internet rather than physically entering a brick-and-mortar store. The primary goal of e-commerce is to reach maximum customers at the right time to increase sales and profitability of the business. The greatest benefit of online shopping is its convenience. Through the digital space, you can buy anything you want from the comfort of your own home.

At IKI MARKETPLACE, we belong to the retail, and e-commerce industry, where we offer online stores via our website Shopify platform (www.shopify.com); our online stores are open

24/7 and accessible from anywhere with internet access which will be easy for our customers to access and order at any time, we will also provide various means of payment, and our delivery system will be second to none through the use of drop shipping. We offer a premium product with superior customer service. Our target market are adults with children and children while we target various locations such as Kansas City Missouri only.

IKI MARKETPLACE believes in performing the best and delivering maximum leverage by building a brighter future – together. Paramount marketing strategies proven to boost business publicity and awareness will be carried out to ensure the necessary awareness and advertisement are achieved for our company both locally and nationally. Digital methods, as well as conventional strategies, will be implemented in reaching our target audience. Social media platforms will be fully utilized; search engine optimization will also be leveraged.

A key factor of business we shall not handle with levity is client satisfaction. We will ensure the highest quality of services at all times to meet or surpass our client's expectations. We will ensure that every client's needs and requests are duly and correctly understood to understand the best angle to come in and offer our services.

1.1 MANAGEMENT TEAM

The owner of **IKI MARKETPLACE** is **Kiowa Alumno;** she is a passionate and open-minded individual ready to harness all her strength, availability, and professionalism to catapult the business to a greater height.

IKI MARKETPLACE has an insatiable desire to create value by building upon each other's capabilities through collaboration and by motivating them to take action while providing support and guidance through the process to achieve greatness.

1.2 CORE VALUES

- Commitment.

- Integrity.

- Innovative

- Creative.

- Quality.

- Affordability

- Inspiring.

- Beauty.

1.3 COMPANY'S COMMITMENT

At **IKI MARKETPLACE,** we understand the need to be flexible and responsive to satisfy our clients by offering them what they want, when they want it, and before the competition can deliver it. We believe that customer service should be proactive, informative in nature, intent-driven.

IKI MARKETPLACE is committed to building its business on professionalism, courtesy, reliability and demonstrates its dedication while building relationships with customers to ensure constant revenue from its services. With the intent to build a nationally recognized group home, the company will hire reliable employees, stay present, keep a good business credit rating, keep claims to a minimum, and achieve its goals quickly and develop a strong reputation for excellence.

IKI MARKETPLACE will at all times demonstrate her commitment to sustainability, both individually and as a company, by actively participating in our communities and integrating sustainable business practices wherever possible. We are committed to growing our business through embracing technology, developing strong partnerships and emphasizing providing high levels of customer satisfaction, and ensure that we provide the right resources at the right time to maximize our client's business potential.

We will ensure that we hold ourselves accountable to the highest standards by meeting our user's needs precisely and completely whenever they use our platform. We will cultivate a working environment that provides a sustainable human approach to earning a living and living in our world for our partners, employees, and customers.

1.4 MISSION STATEMENT

Our mission is to bring a passion for unique design and an exploration into making the world for children stimulating and fun. To give every customer much more than what they ask for in terms of quality, selection, value for money, and customer service.

1.5 VISION STATEMENT

Our vision is to bring children sustainable, quality, fun everyday items that inspire, educate and entertain.

1.6 OBJECTIVES

The objectives of every business is to be successful. By success, it means a large client base, constantly increasing patronage, and hence, rapid business growth.

- **IKI MARKETPLACE's** paramount goal is to provide effective, efficient, and customer-focused solutions.

- To beautify and inspire others.

- To make sure our product offers longevity from the quality materials used, eco-awareness, design flair and clever function.

- To make sure each item that has been chosen serves its purpose

- To entertain, to educate or to encourage your child's individuality.

- To get the fashion they need to live happy, healthy, and productive lives.

- Adopting effective strategies to promote our websites, products, and general services.

- Building a sufficient client base.

- Providing a constant and effective communication link.

1.7 COMPANY DESCRIPTION

Name of Company	IKI MARKETPLACE
Founder/Owner	Kiowa Alumno
Telephone	8168009800
Email	kiowaalumno@gmail.com
Website	ikimarketplace.com

2.0 SWOT Analysis


S
STRENGHTS
W
WEAKNESSES
O
OPPORTUNITIES
T
THREATS

Given the innovative nature of **IKI MARKETPLACE**, a SWOT analysis has been conducted. The purpose is to align our strategies with the realities of our environment to maintain and build on our strengths, take advantage of our opportunities, fix or eliminate our weaknesses, and counter threats. The following analysis highlights the internal strengths and weaknesses of **IKI MARKETPLACE** and the opportunities and threats facing the business in our external environment.

Strength

- Highly experienced, credible and determined owners.
- United and reputable management team.
- Competitive and affordable pricing system for easy and quick market penetration.
- Our unshakable plan to create a business model that attract prospective single mom.

Weakness

- Building a cycle of clients may take time.
- Growth may be slow due to the presence of giants in the market.

Opportunities

- Opportunity to implement strategies and build company strength.

- Opportunity to run a profitable and successful business.

- Opportunity to add long lasting value and impact on humanity and its environment.

Threats

- The need to grow rapidly over the next 3-5 years.

- The necessity to secure substantial capital injections to foster growth.